BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

On January 16, 2013, BRF S.A. (“BRF”) announced that it had concluded the acquisition of 49% of the shareholding capital of Federal Foods LLC, a closely held Company registered in Abu Dhabi in the United Arab Emirates (“UAE” and “Federal Foods”), thus becoming the holder of 60% of the economic rights of the said company, pursuant to the shareholders’ agreement concluded between the parties at the time.

Pursuant to CVM Instruction 358 of January 3, 2002, BRF announces that through its subsidiary in Austria, it has signed a binding offer with Al Nowais Investments for the acquisition of additional economic rights issued by Federal Foods, in accordance with the local regulation and usual practices in UAE, at a total investment of US$ 27.8 million. Al Nowais Investments will continue to act as sponsor for BRF in Federal Foods and other opportunities in UAE.

Federal Foods is a leader in the distribution of food in the United Arab Emirates covering a broad sector of retail, food service and wholesale clients. The company has distributed Sadia’s products in the UAE for more than 20 years in addition to a series of chilled, frozen and dry line products of other brands and suppliers.

This new acquisition is in line with BRF’s strategic plan for internationalizing the Company through accessing local markets, strengthening BRF’s brands, distribution and expanding its product portfolio in the Middle East.

São Paulo, February 17, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer